                                                                    EXHIBIT 99.2

                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                         DECEMBER 31        MARCH 31
                                                             2000              2001
                                                       --------------    ----------
ASSETS
Current assets:
  Cash and short-term investments.................     $      883,757    $      482,860
  Accounts receivable ............................          1,785,716         1,485,457
  Inventories ....................................          1,664,304         1,721,448
  Prepaid and other assets........................            138,830           192,192
  Deferred income taxes...........................             48,357            49,380
                                                       --------------    --------------
                                                            4,520,964         3,931,337
Capital assets ...................................            633,438           708,237
Intangible assets ................................            578,272           555,287
Other assets .....................................            205,311           203,990
                                                       --------------    --------------
                                                       $    5,937,985    $    5,398,851
                                                       ==============    ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................     $    1,730,460    $    1,208,434
  Accrued liabilities.............................            466,310           396,802
  Income taxes payable............................             52,572            39,634
  Deferred income taxes...........................              7,702             7,704
  Current portion of long-term debt ..............              1,364               728
                                                       --------------    --------------
                                                            2,258,408         1,653,302
Accrued post-retirement benefits .................             38,086            40,496
Long-term debt ...................................            130,581           130,249
Other long-term liabilities.......................              3,000             3,000
Deferred income taxes.............................             38,641            39,281
                                                       --------------    --------------
                                                            2,468,716         1,866,328
Shareholders' equity:
  Convertible debt................................            860,547           866,863
  Capital stock (note 4)..........................          2,395,414         2,400,994
  Retained earnings...............................            217,512           268,883
  Foreign currency translation adjustment.........             (4,204)           (4,217)
                                                        -------------     --------------
                                                            3,469,269         3,532,523
                                                        -------------     -------------
                                                       $    5,937,985    $    5,398,851
                                                       ==============    ==============


                  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                  THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                          THREE MONTHS ENDED MARCH 31
                                                             2000              2001
                                                       ----------------  ------------
Revenue...........................................       $  1,612,323    $  2,692,575
Cost of sales.....................................          1,501,737       2,499,267
                                                         ------------      ----------
Gross profit......................................            110,586         193,308
Selling, general and administrative expenses .....             58,025          89,044
Amortization of intangible assets ................             15,323          29,578
Integration costs related to acquisitions ........                667           2,326
Other charges.....................................                -             3,800
                                                          -----------      ----------
Operating income .................................             36,571          68,560
Interest on long-term debt........................              3,838           4,334
Interest income, net..............................             (5,650)         (7,888)
                                                         -------------     -----------
Earnings before income taxes......................             38,383          72,114
                                                         ------------      -----------
Income taxes:
  Current.........................................             13,553          13,004
  Deferred (recovery).............................             (1,270)          4,303
                                                         -------------     ----------
                                                               12,283          17,307
                                                         ------------      ----------
Net earnings for the period.......................             26,100          54,807

Retained earnings, beginning of period............             16,208         217,512
Convertible debt accretion, net of tax............                -            (3,436)
                                                         ------------      -----------
Retained earnings, end of period..................       $     42,308      $  268,883
                                                         ============      ===========

Basic earnings per share..........................       $       0.14       $    0.25
                                                         -----------       -----------

Diluted earnings per share (note 2)...............       $       0.13       $    0.25
                                                         -----------       -----------

Weighted average number of  shares outstanding
   - basic (in thousands).........................            190,119         203,615
   - diluted (in thousands) (note 2)..............            199,471         223,064



ADJUSTED NET EARNINGS (NOTE 6)


                  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

              THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                          THREE MONTHS ENDED MARCH 31
                                                             2000              2001
                                                       ---------------   ----------
CASH PROVIDED BY (USED IN):
OPERATIONS:
  Net earnings for the period .....................      $     26,100      $     54,807
  Items not affecting cash:
    Depreciation and amortization..................            38,892            69,736
    Deferred income taxes..........................            (1,270)            4,303
    Other..........................................              (640)            1,751
                                                         -------------     ------------
  Cash from earnings...............................            63,082           130,597
                                                         ------------      ------------
  Changes in non-cash working capital items:
    Accounts receivable............................           (96,891)          301,934
    Inventories....................................          (121,026)          (31,354)
    Other assets...................................           (17,174)          (53,255)
    Accounts payable and accrued liabilities.......           209,728          (596,030)
    Income taxes payable...........................           (12,043)          (12,938)
                                                         -------------     -------------
   Non-cash working capital changes................           (37,406)         (391,643)
                                                         -------------     -------------
Cash provided by (used in) operations..............            25,676          (261,046)
                                                         ------------      -------------

INVESTING:
  Acquisitions, net of cash acquired...............          (135,111)          (65,720)
  Purchase of capital assets.......................           (68,592)          (76,533)
  Other............................................               559              (386)
                                                         ------------      -------------
Cash used in investing activities..................          (203,144)         (142,639)
                                                         -------------     -------------

FINANCING:
  Decrease in long-term debt.......................              (635)           (1,277)
  Deferred financing costs.........................               (41)              (15)
  Issuance of share capital........................           764,043             4,080
  Share issue costs, pre-tax.......................           (26,788)                -
  Other............................................              (244)                -
                                                         -------------      -----------
Cash provided by financing activities..............           736,335             2,788
                                                         ------------      ------------

Increase (decrease) in cash........................           558,867          (400,897)
Cash, beginning of period..........................           371,522           883,757
                                                         ------------      ------------
Cash, end of period................................      $    930,389      $    482,860
                                                         ============      ============

Supplemental information
Paid during the period:
    Interest.......................................      $        426      $        504
    Taxes..........................................      $     23,757      $     19,432

Non-cash financing activities:
 Convertible debt accretion, net of tax ...........      $         -       $      3,436
 Shares issued for acquisitions....................      $         -       $      1,500

Cash is comprised of cash and short-term investments.


                  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


1.    NATURE OF BUSINESS:

     The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company has operations in the United States, Canada, Mexico, United Kingdom, Ireland, Italy, Thailand, China, Hong Kong, Czech Republic, Brazil, Singapore, Japan and Malaysia.

     The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada, with a reconciliation to accounting principles generally accepted in the United States, included in the annual consolidated financial statements.

       The Company experiences seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

2.    SIGNIFICANT ACCOUNTING POLICIES:

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except that in the first quarter of 2001, the Company adopted retroactively the new Canadian Institute of Chartered Accountants Handbook Section 3500 "Earnings per share", which requires the use of the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation which is consistent with United States generally accepted accounting principles. Previously reported diluted earnings per share have been restated to reflect this change.

     The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2001 and the results of operations and cash flows for the three months ended March 31, 2001 and 2000.

3.   ACQUISITIONS:

    During the first quarter of 2001, the Company completed certain acquisitions which were accounted for as purchases. The results of operations of the net assets acquired are included in these financial statements from their respective dates of acquisition.

     In January 2001, the Company acquired Excel Electronics, Inc. through a merger with Celestica (US) Inc., a subsidiary of the Company. The Company issued subordinate voting shares with a value of $1,500 as consideration. Approximately $1,500 in additional shares may be issued upon resolution of certain contingencies. In February 2001, the Company acquired certain assets located in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. In March 2001, the Company acquired certain assets of a repair facility in Japan from N.K. Techno Co., Ltd.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


Details of the net assets acquired in these acquisitions, at fair value, are as follows:


                                                          ACQUISITIONS
                                                          ------------
Current assets....................................        $   27,565
Capital assets....................................            37,991
Goodwill and intellectual property................               833
Other intangible assets...........................             5,646
Liabilities assumed...............................            (4,815)
                                                          -----------
Net assets acquired...............................        $   67,220
                                                          ==========

Financed by:
 Cash.............................................        $   65,720
 Issue of shares..................................             1,500
                                                          ----------
                                                          $   67,220
                                                          ==========

     Other intangible assets represent the excess of purchase price over the fair value of tangible assets acquired in facility acquisitions.

     In February 2001, the Company entered into agreements with Avaya Inc. to purchase certain assets in Denver, Colorado and Little Rock, Arkansas. The purchase price is estimated to be approximately $200,000. At the same time, the Company entered into a strategic supply agreement. This acquisition is expected to close in phases throughout the second and third quarters of 2001.

4.   OUTSTANDING SHARES:

     As at March 23, 2001, Celestica had outstanding 39,065,950 multiple voting shares, 164,773,434 subordinate voting shares and 17,005,224 options to acquire subordinate voting shares under Celestica's employee incentive plans.

 5.  SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, other charges and integration costs related to acquisitions). The Company monitors enterprise-wide performance based on adjusted net earnings (note 6), which is calculated as net earnings before amortization of intangible assets, other charges and integration costs related to acquisitions, net of related income taxes. Inter-segment transactions are reflected at market value.

     The following is a breakdown of: revenue, EBIAT, adjusted net earnings (which is after income taxes) and total assets by operating segment. Certain comparative information has been restated to reflect changes in the management of operating segments.

                                                           THREE MONTHS ENDED MARCH 31
                                                             2000              2001
                                                       ---------------   ----------
REVENUE
Americas...........................................     $ 1,180,727       $ 1,695,620
Europe.............................................         347,873           904,885
Asia...............................................         154,561           214,962
Elimination of inter-segment revenue...............         (70,838)         (122,892)
                                                       -------------      ------------
                                                        $ 1,612,323       $ 2,692,575
                                                        ===========       ===========


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                          THREE MONTHS ENDED MARCH 31,
                                                             2000              2001
                                                       ----------------  ----------
EBIAT
Americas..........................................     $       32,195    $       52,656
Europe............................................             12,500            41,173
Asia..............................................              7,866            10,435
                                                       --------------    --------------
                                                               52,561           104,264
Interest, net.....................................              1,812             3,554
Amortization of intangible assets.................            (15,323)          (29,578)
Integration costs related to acquisitions.........               (667)           (2,326)
Other charges.....................................                --             (3,800)
                                                       ---------------------------------
Earnings before income taxes......................     $       38,383    $       72,114
                                                       ==============    ==============
Adjusted net earnings.............................     $       39,549    $       87,333
                                                       ==============    ==============

                                                          THREE MONTHS ENDED MARCH 31,
                                                             2000              2001
                                                       ----------------  ----------
TOTAL ASSETS
Americas..........................................     $    2,679,003    $    3,067,970
Europe............................................            615,112         1,916,438
Asia..............................................            341,899           414,443
                                                       --------------    --------------
                                                       $    3,636,014    $    5,398,851
                                                       ==============    ==============

     The Company's external revenue allocated by manufacturing location among foreign countries exceeding 10% are as follows:

                                                          THREE MONTHS ENDED MARCH 31,
                                                                2000        2001
                                                                ----        ----
REVENUE
Canada............................................              35%         25%
United States.....................................              28%         30%
Italy.............................................               -          13%
United Kingdom....................................              19%         15%



6.       ADJUSTED NET EARNINGS:

The Company uses adjusted net earnings as a measure of operating performance on an enterprise-wide basis. Adjusted net earnings exclude the after-tax effect of integration costs related to acquisitions, amortization of intangible assets and other charges.

     The following is a breakdown of adjusted net earnings and adjusted net earnings per share- basic and diluted:



                                                         THREE MONTHS ENDED MARCH 31,
                                                             2000              2001
                                                       ----------------  ----------
Adjusted net earnings.............................        $    39,549       $   87,333
Adjusted net earnings per share - basic...........        $      0.21       $     0.41

Adjusted net earnings per share - diluted (note 2)        $      0.20       $     0.39


7.    COMPARATIVE FIGURES:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.